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                          April 30, 2021

       Laurence Penn
       Chief Executive Officer
       Ellington Residential Mortgage REIT
       53 Forest Avenue
       Old Greenwich, Connecticut 06870

                                                        Re: Ellington
Residential Mortgage REIT
                                                            Registration
Statement on Form S-3
                                                            Filed April 26,
2021
                                                            File No. 333-255515

       Dear Mr. Penn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Daniel LeBey